Exhibit 99.1


Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoramb@fundtech.com
-------------------



                                                         FOR IMMEDIATE RELEASE
                                                         ---------------------


            Fundtech Names Gideon Argov Chairman and Stanley B. Stern
                        Member of the Board of Directors



JERSEY CITY, N.J., -- July 22, 2003, -- Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payments, settlement and cash management solutions, today announced that it has named Gideon Argov, Managing Director of Parthenon Capital, Chairman of the Board of Directors of Fundtech. The company also named Stanley B. Stern, Head of Investment Banking of C.E. Unterberg, Towbin, to Fundtech's Board of Directors.

Mr. Reuven Ben Menachem who was CEO and Chairman will continue to serve as CEO and director of Fundtech.

Prior to joining Parthenon Capital in 2001, Mr. Argov was Chairman, CEO and President of Kollmorgen Corporation. Over a period of 9 years Mr. Argov transformed Kollmorgen from an under-performing mini-conglomerate into a successful global leader in industrial automation.

Prior to joining Kollmorgen, Mr. Argov was the CEO of High Voltage Engineering Corporation, a leveraged buyout multi-location NYSE corporation engaged in manufacturing medium-tech industrial products.

Mr. Argov received his BA Magnum Cum Laude in Economics from Harvard University and was awarded his MBA from Stanford University in 1983.

Mr. Stern joined C.E. Unterberg, Towbin in 2002 as the Head of Investment Banking. From 1981 - 2000 Mr. Stern was a partner with Oppenheimer & Co. Inc and CIBC/Oppenheimer in a number of roles including Head of Technology Investment Banking. From 2000-2002 he was Managing Director for the USA and a member of the Board of Directors for STI Ventures, a global venture capital firm. He graduated from City University of NY and Harvard University Graduate School of Business.

Mr. Argov and Mr. Stern will replace Mr. Meir Shannie and Mr. Yeoshua Agassi who recently resigned from the Fundtech Board of Directors. Mr. Avi Fischer who temporarily replaced Mr. Shannie on the Board of Directors, pending these new appointments, also resigned from the Board of Directors.

"We are extremely pleased to have Mr. Argov and Mr. Stern join our Board of Directors," said Reuven Ben Menachem, CEO of Fundtech. "I have asked to be released from my duties as Chairman of the Board so that I can focus on the growth strategy of the Company and, I believe that Mr. Argov's proven success running and growing larger corporations and Mr. Sterns' extensive high-tech background make them excellent additions to our team."

About Fundtech

Fundtech (www.fundtech.com) is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling businesses and their banks to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time. Its solutions have been sold to hundreds of financial institutions around the globe.

Forward-Looking Statements:

Statements included in this release may contain forward-looking statements. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may relate, but are not limited, to projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time-to-time in Fundtech's public filings, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this release or to reflect the occurrence of unanticipated events.

                                      # # #